Exhibit 99.1

ELBIT IMAGING ANNOUNCES NEW PAYMENT STRUCTURE FOR SALE OF PROJECT IN BANGALORE, INDIA

Tel Aviv, Israel, March 22, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated November 16, 2016, which stated that Elbit Plaza India Real Estate Holdings Limited ("EPI") (a jointly controlled subsidiary in which the Company holds a 50% stake alongside its subsidiary, Plaza Centers N.V. ("Plaza")), signed a revised agreement in relation to the sale of a 100% interest in a Special Purpose Vehicle (“SPV”) which holds a site in Bangalore, India to a local investor (the “Purchaser”), and further to its press releases dated January 19, 2018 and February 21, 2018, that:

1.	EPI and the Purchaser have agreed that the total purchase price (including interest) shall be increased to INR 350 Crores (approximately €43.75 million) instead of the INR 338 Crores (approximately €42.25 million) agreed on the previous agreement.
2.	Following the signing of the revised agreement, and by the end of current month, the Purchaser shall pay EPI an additional INR 10 Crores (approximately €1.25 million) further to the INR 45 Crores (approximately €5.6 million) that were already paid during the recent year.
3.	An additional INR 83 Crores (approximately €10.37 million) will be paid by the Purchaser in unequal monthly installments until August 31, 2019 (the "Closing Date").
4.	The final installment of INR 212 Crores (approximately €26.5 million) will be paid to EPI on the Closing Date, against the transfer of the outstanding share capital of the SPV.
5.	If the Purchaser defaults before the Closing Date, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement.
6.	All other existing securities granted to EPI under the previous agreements will remain in place until the Closing Date.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Plaza Centers N.V. operated in the field of development of shopping and entertainment centers in emerging markets, and currently its main focus is to reduce its debt by early repayments following sale of assets; (ii) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information: Company Contact
Ron Hadassi
CEO & Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com